Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION
FORMATION OF THE JOINT VENTURE WITH BMW,
CONNECTED TRANSACTION
PROVISION OF GUARANTEE

Further to the announcement made by the Company dated 14 March 2003, the Board is pleased to announce that SJAI, an indirect 81%-owned subsidiary of the Company, has on 27 March 2003 entered into the JV Contract with BMW in relation to the establishment of the Joint Venture in the PRC. The registered capital and total investment costs of the Joint Venture is Euro 150 million and Euro 450 million, respectively. The Joint Venture is to be owned as to 50% by each of SJAI and BMW and is for a term of 15 years from the date of the Date of Establishment.

Prior to the establishment of the Joint Venture, the Company will provide a guarantee to BMW guaranteeing the performance by SJAI of its obligations under the Joint Venture Contract. A reciprocal guarantee will be provided by BMW AG to SJAI in respect of the obligations of BMW under the Joint Venture Contract.

The formation of the Joint Venture and the provision of the Guarantee constitute a major transaction and a connected transaction for the Company under the Listing Rules respectively and are subject to the approval of the shareholders of the Company. As no shareholder of the Company is interested in the transactions, all shareholders of the Company are eligible to vote at the Special General Meeting. A circular containing further details of the Joint Venture and the Guarantee, a letter from the independent financial adviser and a letter from the independent board committee together with the notice of the Special General Meeting will be despatched to the shareholders of the Company within 21 days of this announcement.

THE JOINT VENTURE

The Joint Venture Contract

Further to the announcement made by the Company dated 14 March 2003, the Board is pleased to announce that SJAI, an indirect 81%-owned subsidiary of the Company, has on 27 March 2003 entered into the JV Contract with BMW in relation to the establishment of the Joint Venture in the PRC. The JV Contract is subject to the approval of the Chinese Government authorities.

The Joint Venture

The principal terms of the Joint Venture which are set out in the Joint Venture Contract are as follows:

Parties:	BMW Holding BV, a wholly owned subsidiary of BMW AG and an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries or their respective associates Shenyang JinBei Automotive Industry Holdings Company Limited, an indirect 81%-

owned subsidiary of the Company

Date of establishment:	the date on which the business licence for the Joint Venture is issued

Term:	15 years from the Date of Establishment, which may be extended by mutual consent of the parties to the Joint Venture

Registered capital:	Euro 150,000,000, 50% of which, being the sum of Euro 75,000,000, is to be contributed by SJAI in cash. SJAI’s share of registered Capital will be contributed as to Euro 60,750,000 by the Company and will be funded from its own internal resources and as to Euro 14,250,000 by the Other Shareholders

The parties to the Joint Venture have to make their contributions to the registered capital within 90 days from the Date of Establishment

Total investment costs:	Euro 450,000,000. The total investment costs in excess of the registered capital, will be raised by the Joint Venture by way of loans from the parties to the Joint Venture or financial institutions pursuant to the approval of the board of the Joint Venture and in accordance with the working capital requirement of the Joint Venture

Scope of business:	The business scope of the Joint Venture is to produce and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products

Profit sharing ratio:	Profits of the Joint Venture will be shared as to 50% by each of SJAI and BMW, in proportion to their respective proportionate contribution to the registered capital of the Joint Venture

Board of directors:	The board of directors of the Joint Venture will comprise of 13 directors, with each of SJAI and BMW appointing six directors and one independent director first nominated by BMW and then by mutual agreement between SJAI and BMW

The establishment of the Joint Venture is subject to the approval of the Chinese Government authorities. Upon approval of the establishment of the Joint Venture and the issue of the business licence, the Joint Venture will acquire the requisite production equipment and facilities for the purpose of setting up production lines with an expected maximum annual production capacity of 30,000 passenger sedans, in Shenyang, the PRC. The Joint Venture will commence production of BMW-designed sedans in the second half of this year and the level of production of the Joint Venture will depend on the market condition when the Joint Venture commences production.

THE GUARANTEE

Prior to the establishment of the Joint Venture, the Company will provide a guarantee to BMW guaranteeing the performance by SJAI of its obligations under the Joint Venture Contract, including the obligations of SJAI to contribute its proportionate share of registered capital. No fee will be payable to the Company for the provision of the Guarantee. A reciprocal guarantee will be provided by BMW AG, the holding company of BMW, to SJAI in respect of the obligations of BMW under the Joint Venture Contract. REASONS FOR AND BENEFITS OF THE FORMATION OF THE JOINT VENTURE AND THE PROVISION OF THE GUARANTEE

The Group is engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans and automotive components. The Directors are of the view that the establishment of the Joint Venture represents an important strategic move by the Group to strengthen its position as one of the important players in the sedan industry in China and also enables the Group to successfully capture the business opportunities in the fast growing automobile industry in China. As the guarantee is a mutual arrangement under which both the Company and BMW AG will guarantee the performance of their respective subsidiaries under the Joint Venture Contract, the Directors are of the view that the provision of the Guarantee is in the interest of the Company as this will ensure performance of the obligations thereunder by the parties to the Joint Venture.

GENERAL

The formation of the Joint Venture and the provision of the Guarantee constitute a major transaction and a connected transaction for the Company under the Listing Rules respectively and are subject to the approval of the shareholders of the Company. As no shareholder of the Company is interested in the transactions, all shareholders of the Company are eligible to vote at the Special General Meeting. A circular containing further details of the Joint Venture and the Guarantee, a letter from the independent financial adviser and a letter from the independent board committee together with the notice of the Special General Meeting will be despatched to the shareholders of the Company within 21 days of this announcement.

DEFINITIONS

“associates”	has the meaning ascribed in the Listing Rules

“BMW”	BMW Holding BV, a wholly owned subsidiary of BMW AG and an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates

“Board”	the board of Directors of the Company

“China” or “PRC”	The People’s Republic of China

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose shares and American depository shares are listed on the Stock Exchange and the New York Stock Exchange, Inc., respectively

“Date of Establishment”	the date on which the business licence for the Joint Venture is issued

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Guarantee”	the guarantee to be provided by the Company to BMW guaranteeing the performance by SJAI of its obligations under the Joint Venture Contract

“JV Contract”	the joint venture contract dated 27 March 2003 entered into between SJAI and BMW for the establishment of the Joint Venture

“Joint Venture”	BMW Brilliance Automotive Ltd. (\raster(60%,p)=“c02”), a joint venture to be established in the PRC with each of SJAI and BMW holding 50% of its equity interests

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Other Shareholders”	those shareholders interested directly or indirectly in 19% of SJAI, all of which wholly owned by the Shenyang government and are independent third parties not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries or their respective associates

“SJAI”	Shenyang JinBei Automotive Industry Holdings Company Limited (\raster(60%,p)=“c03”), which is indirectly owned as to 81% by the Company and as to 19% by the Other Shareholders

“Special General Meeting”	the special general meeting of the Company to be convened for the purpose of approving the formation of the Joint Venture and the provision of the Guarantee; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong SAR, 27 March 2003

*	for identification purposes only